 ============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                              -------------------

                                 PROXICOM, INC.
                       (Name of Subject Company (Issuer))

                            PUTTER ACQUISITION CORP.
                          DIMENSION DATA HOLDINGS PLC
                      (Names of Filing Persons (Offerors))

                              -------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                             ----------------------

                                   744282104
                     (CUSIP Number of Class of Securities)

                             ----------------------

                                Patrick Quarmby
                          Dimension Data Holdings plc
                        Group Corporate Finance Director
                            Oval 1 Meadowbrook Lane
                           Epsom Downs, Sandton 2125
                                  South Africa
                         Telephone: 011-27-11-709-1000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)
                              -------------------

                                   Copies to:
                             Morton A. Pierce, Esq.
                              Dewey Ballantine LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                           Telephone: (212) 259-8000

                              -------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

============================================================================

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

E-MAIL TO JOURNALIST


DIMENSION DATA MAKES COUNTER OFFER FOR PROXICOM

On May 7th, 2001, Dimension Data Holdings plc made a competing offer to acquire all the shares of Proxicom, Inc at $7.50 per share, a 30% premium to the offer made by Compaq Computer Corporation.

Following a thorough analysis and detailed due diligence review of Proxicom, Dimension Data believes that Proxicom is an ideal fit to enhance its e-business integration model.

The attached information provides a clearer insight into Dimension Data's current global capability and forward strategy.

For further details, telephone briefings are available with Jeremy Ord, Executive Chairman, Malcolm Rutherford, Finance Director and Richard Came, Strategic Director. Please contact anyone of the following if you would like to arrange a briefing:

Samantha Presbury (tel: +27 11 709 1292, Samantha.presbury@za.didata.com) Christine Wolff (tel: +1 508 620 1800 ext. 444, cell 781 929 0307,
chris.wolff@didata.com)
Louise Taylor (tel: + 44 20 765 91600 louise.taylor@uk.didata.com)

Yours sincerely


JAMES MELVILLE-ROSS,
Financial Dynamics
+44 207 831 3117,


THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. DIMENSION DATA HOLDINGS PLC HAS NOT YET COMMENCED ANY TENDER OFFER BASED ON THE PROPOSAL DESCRIBED IN THIS PRESS RELEASE. ANY TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF
TRANSMITTAL.   INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE
TENDER OFFER STATEMENT, IF AND WHEN SUCH DOCUMENT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ANY SUCH TENDER OFFER STATEMENT WOULD BE FILED BY DIMENSION DATA HOLDINGS PLC WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT (IF AND WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: HTTP://WWW.SEC.GOV. ANY SUCH TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO DIMENSION DATA HOLDINGS PLC AT 011-44-0793-2020-296.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON DIMENSION DATA HOLDINGS PLC'S CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "FORECASTS," "INTENDS," "PLANS," "BELIEVES," "PROJECTS," AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES AND ARE BASED ON A NUMBER OF ASSUMPTIONS THAT COULD ULTIMATELY PROVE INACCURATE AND, THEREFORE, THERE CAN BE NO ASSURANCE THAT THEY WILL PROVE TO BE ACCURATE. ACTUAL RESULTS AND OUTCOMES MAY VARY MATERIALLY FROM WHAT IS EXPRESSED OR FORECAST IN SUCH STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE, WITHOUT LIMITATION, CHANGES IN COMPETITIVE OR ECONOMIC CONDITIONS AFFECTING THE E-BUSINESS INTEGRATION INDUSTRY, PENDING OR FUTURE LITIGATION, CHANGES IN CURRENT LAWS AND REGULATIONS, AND GENERAL DOMESTIC AND INTERNATIONAL ECONOMIC AND POLITICAL CONDITIONS. DIMENSION DATA HOLDINGS PLC UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                      ###

                          Dimension Data Holdings Plc
Key Facts:

 . Dimension Data is a leading global network services and interactive commerce solutions provider.

 .  The Group employs over 12,000 people in over 30 countries on six continents.

 .  Dimension Data raised $1.4bn in London last year and ranks 65 on the London
   Stock Exchange FTSE 100 Index

 .  Fueled through the acquisition and integration of six networking and e-
   Business companies headquartered in Massachusetts, Maryland, New Jersey, New York and North Carolina, Dimension Data is now the largest independent network services integrator in the US with annualised revenues approaching $600 million and 800 employees.

 . Sales last year amounted to US$1.9bn with $319 million in sales from interactive commerce.

 . It has achieved a three-year compound annual growth rate in US dollars of 73% in revenue and 36% in basic earnings per share

 .  Dimension Data has a blue chip client list including: Citibank, Charles
   Schwab, Accenture, Deutsche Bank, Virgin Mobile, Toyota, Telewest, Telstra and Cap Gemini Ernst & Young.

 . The best-in-class approach has earned Dimension Data highly coveted certifications as Cisco Global Support, Gold, Oracle Certified Solution and Sun Microsystems Enterprise Elite National Partner.

A Strategic Approach to Growth
------------------------------

Dimension Data is a rapidly expanding global connectivity and integration services Group, operating in over 30 countries on 6 continents. Founded in 1983 as a specialist supplier of networking technology and services, the Group's strategy has evolved in parallel with the emergence of the intelligent network as the single most important enabler in business today.

Complete connectivity and integration are fundamental components to achieving success in the global marketplace. Historically, information technology integrators have focused on either network infrastructure or applications integration. Dimension Data is already a world leader in providing network infrastructure solutions to global corporations. The Group has a global workforce whose range of technical skills and geographical coverage are unrivaled.

The Group has utilised this position to offer application integration services focused on providing integrated business-to-business solutions that generate commercial value for customers and that help companies successfully fulfill e-Business strategies.

Now, an opportunity exists to create the first of a new category of system integrators that will be able to deliver the requisite technology and business skills required to provide tomorrow's e-business solutions.

Dimension Data has been reviewing the US e-commerce integrator market for some time in order to execute this innovative strategy and build on a "first to market" position. Dimension Data intends to offer customers multichannel connectivity and total integration at all levels from infrastructure and network engineering to the development of e-business strategy.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. DIMENSION DATA HOLDINGS PLC HAS NOT YET COMMENCED ANY TENDER OFFER BASED ON THE PROPOSAL DESCRIBED IN THIS PRESS RELEASE. ANY TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF
TRANSMITTAL.   INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE
TENDER OFFER STATEMENT, IF AND WHEN SUCH DOCUMENT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ANY SUCH TENDER OFFER STATEMENT WOULD BE FILED BY DIMENSION DATA HOLDINGS PLC WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT (IF AND WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: HTTP://WWW.SEC.GOV. ANY SUCH TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO DIMENSION DATA HOLDINGS PLC AT 011-44-0793-2020-296.

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE BASED ON DIMENSION DATA HOLDINGS PLC'S CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "FORECASTS," "INTENDS," "PLANS," "BELIEVES," "PROJECTS," AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES AND ARE BASED ON A NUMBER OF ASSUMPTIONS THAT COULD ULTIMATELY PROVE INACCURATE AND, THEREFORE, THERE CAN BE NO ASSURANCE THAT THEY WILL PROVE TO BE ACCURATE. ACTUAL RESULTS AND OUTCOMES MAY VARY MATERIALLY FROM WHAT IS EXPRESSED OR FORECAST IN SUCH STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE, WITHOUT LIMITATION, CHANGES IN COMPETITIVE OR ECONOMIC CONDITIONS AFFECTING THE E-BUSINESS INTEGRATION INDUSTRY, PENDING OR FUTURE LITIGATION, CHANGES IN CURRENT LAWS AND REGULATIONS, AND GENERAL DOMESTIC AND INTERNATIONAL ECONOMIC AND POLITICAL CONDITIONS. DIMENSION DATA HOLDINGS PLC UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                      ###

                                       3